

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 7, 2008

Mr. Rudolf Mauer, Chief Executive Officer
Blackstone Lake Minerals Inc.
#205 – 1480 Gulf Road
Point Roberts, Washington 98281

> **Re:** **Blackstone Lake Minerals Inc.**
> **Form 10-KSB for Fiscal Year Ended October 31, 2007**
> **Filed February 26, 2008**
> **File No. 0-51261**

Dear Mr. Mauer:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief

cc: Mr. Stephen F.X. O'Neill